Exhibit 10.4
Summary of Director Compensation

Annual Retainers:
Director	$20,000
In lieu of per meeting fees of the Board and Committees of the Board	$20,000
Lead Director	$5,000
Audit Committee — Chair	$5,000
Compensation Committee — Chair	$5,000